Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Tritium Announces Debt Refinancing with a New $90 Million Facility

12/08/2021

This facility is expected to bolster Tritium’s liquidity upon closing and will provide additional working capital.

BRISBANE, Australia, December 7, 2021 – Tritium Holdings Pty Ltd (“Tritium”), a global developer and manufacturer of direct current (“DC”) fast charging technology for electric vehicles (“EVs”), today announced entry into a US$90 million debt facility with Cigna Investments, Inc. (“Cigna”), the investment arm of Cigna Corporation, a U.S.-based global health services company, and Barings LLC (“Barings”), a leading global financial services firm and subsidiary of MassMutual, a U.S.-based mutual insurance company. All figures are in USD unless otherwise noted.

Tritium plans to use the proceeds from the facility to refinance two prior financings led by Cigna and other company debt. The new facility will extend the availability of funds past the close of the proposed business combination (the “Business Combination”) with Decarbonization Plus Acquisition Corporation II (“DCRN”) (NASDAQ: DCRN, DCRNW, DCRNU) to 2024.

“With the accelerating momentum across our business, and exciting developments emerging in our product development efforts, the combined company will be better equipped to serve its customers by providing leading-edge hardware-plus-software solutions for the EV infrastructure buildout currently underway globally,” said Michael Hipwood, Tritium’s Chief Financial Officer.

As described in the registration statement on Form F-4 originally filed by Tritium DCFC Limited (“NewCo”) with the SEC on September 24, 2021, as amended (the “Registration Statement”), Tritium’s existing Cigna facilities are expected to be required to be paid off at the time of closing of the Business Combination, which would reduce the amount of cash available to the combined company after closing of the Business Combination. However, with today’s announcement, Cigna is being joined by Barings in the establishment of a new facility that is expected to close concurrently with the Business Combination, which replaces the existing Cigna facilities with a larger facility that matures in 2024. The closing of this facility is subject to, among other things, the closing of the Business Combination, certain minimum cash requirements and other customary closing conditions.

This facility is expected to allow Tritium to repay existing debt, including debt outstanding under the existing Cigna facilities, without the use of funds received from the DCRN trust account. With this facility, Tritium expects to bolster its liquidity upon closing and provide additional working capital.

“This transaction reinforces Tritium’s balance sheet with further capital funding to support Tritium’s global expansion plans and respond to increasing sales and working capital requirements,” said David Toomey, Tritium’s Chief Revenue Officer and Head of Corporate Development. “We thank Cigna for their ongoing support, and Barings for joining this long-term partnership.”

Over the last several months, Tritium has announced a string of sales to customers all around the world. From Revel, a ride hailing company in New York, to EVCS, one of the largest charge point operators in the U.S., along with public charging provider Evie Networks in Australia, these sales add to the impressive list of orders by blue-chip customers. Other recent customer wins like Baltimore Gas and Electric, ReCharge Alaska, Loop EV Charging Network, and the ChargeNet and Taco Bell partnership show just how active the EV charging market has become. It is not only the sales department that has been achieving new milestones—Tritium has also recently launched its state-of-the-art testing facility, was named Chargepoint Manufacturer of the Year and won product and engineering design awards for its RTM fast charger.

“The support by Cigna and Barings to deliver this $90 million facility has come at just the right time, supporting new customer partnerships and shareholders ahead of our upcoming business combination with DCRN,” said Tritium CEO Jane Hunter. “Our EV charging products and technology are recognized as highly innovative and we are very proud to play a significant role in the transition to electrified transport.”

Founded in Brisbane and having already deployed more than 5,250 charging stations, Tritium has provided more than 3.6 million high-power charging sessions across 41 countries, delivering an aggregate of over 55 GWh of energy. The company’s intellectual property includes the world’s only fully liquid-cooled, IP65-rated charger technology, providing customers with a product that is ingress-protected and sealed from outside elements, which may reduce the total cost of ownership.

About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

As announced on May 26, 2021, Tritium has entered into a definitive agreement for the Business Combination with DCRN, a publicly traded special purpose acquisition company (SPAC), that would result in NewCo, which will be the going-forward company, becoming publicly listed. Completion of the proposed transaction is subject to customary closing conditions, including approval of DCRN’s stockholders, and is expected to occur in January 2022.

For more information, visit tritiumcharging.com

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than US$5 billion of equity invested in renewables.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the Business Combination, and including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the anticipated consummation and timing of the private offering of ordinary shares in the capital of NewCo to a certain investor (the “PIPE Financing”), the anticipated consummation and timing of the new debt facility (the “Cigna Refinancing”), the sources and uses of the PIPE Financing, the Cigna Refinancing and the proceeds of the Business Combination, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination, the PIPE Financing or the Cigna Refinancing in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the Business Combination to be completed by DCRN’s Business Combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination, the PIPE Financing or the Cigna Refinancing; the inability to recognize the anticipated benefits of the proposed Business

Combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed Business Combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, DCRN and NewCo, which will be the going-forward public company, filed the Registration Statement with the SEC, which includes a preliminary proxy statement of DCRN. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of DCRN as of a record date to be established for voting on the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed Business Combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement for the proposed Business Combination when available.

########

Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investors Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com